                                                  ------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number: 3235-0145
                                                  Expires:  August 31, 1991
                                                  Estimated average burden
                                                  hours per response . . . 14.90
                                                  ------------------------------


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                         (Amendment No. ___________)*


                               A Pea in the Pod
- ------------------------------------------------------------------------------
                               (Name of Issuer)

                                    Common
- ------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   001936103
                            -----------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (10-88)

                               Page 1 of 8 Pages

- -----------------------
  CUSIP NO. 001936103                   13G
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankAmerica Corporation
      95-1681731

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          328,690
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          328,690
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      328,690

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      8.1%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      HC

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 8 pages

- -----------------------
  CUSIP NO. 001936103                   13G
- -----------------------
- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Small Business Investment Company of California
      #95-6016836

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      California

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          328,690
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          328,690
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      328,690

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      8.1%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IV

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 3 of 8 pages

                                 SCHEDULE 13G
                                 ------------

Item 1(a) Name of Issuer:               A Pea in the Pod

      (b) Address of Issuer's           2800 West Story Road
          Principal Executive Offices:  Suite 100
                                        Irving, Texas 75038-0972

Item 2(a) Names of Persons Filing:      BankAmerica Corporation ("BAC")
                                        First Small Investment Company
                                        of California ("FSBIC")

      (b) Addresses of Principal        (For both persons filing)
          Business Offices:             BankAmerica Corporation
                                        555 California Street
                                        San Francisco, CA 94104

      (c) Citizenship:                  BAC is organized under the laws of
                                        Delaware.  FSBIC is organized under
                                        the laws of California.

      (d) Title of Class of Securities: Common Stock

      (e) CUSIP Number:                 001936103

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a) [ ] Broker or Dealer registered under Section 15 of the Act

          (b) [ ] Bank as defined in section 3(a)(6) of the Act

          (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

          (d) [X] Investment Company registered under section 8 of the Investment Company Act

          (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

          (g) [X] Parent Holding Company, in accordance with
                  (S)240.13d-1(b)(ii)(G)

          (h) [ ] Group, in accordance with (S)240.13d-1(b)(1)(ii)(H)

                               Page 4 of 8 Pages

Item 4    Ownership

          (a) Amount Beneficially Owned:
              BAC                                  328,690
              FSBIC                                328,690

          (b) Percent of Class:
              BAC                                      8.1%
              FSBIC                                    8.1%

          (c) Number of shares as to which such person has:



              (i)    sole power to vote or direct the vote:
                     BAC                                -0-
                     FSBIC                              -0-


              (ii)   shared power to vote or direct the vote:
                     BAC                           328,690
                     FSBIC                         328,690

              (iii)  sole power to dispose or direct
                     the disposition of:

                     BAC                                -0-
                     FSBIC                              -0-

              (iv)   shared power to dispose or to
                     direct the disposition of:
                     BAC                           328,690
                     FSBIC                         328,690

Item 5    Ownership of Five Percent or Less of a Class.

          If this statement is being filed to
          report the fact that as of the date
          hereof the reporting person has ceased
          to be the beneficial owner of more
          than five percent of the class of
          securities, check the following [ ].

Item 6    Ownership of More than Five Percent on Behalf
          of Another Person.                         Not applicable.

Item 7    Identification and Classification
          the Subsidiaries Which Acquired
          the Security Being Reported on by
          the Parent Holding Company.

          FSBIC of California is a California
          corporation and a wholly-owned subsidiary of BAC. FSBIC is classified as an Investment
          Company registered under Section 8 of the Investment Company Act.

Item 8    Identification and Classification
          of Members of the Group.  See Item 7.

Item 9    Notice of Dissolution of Group.            Not applicable.

                               Page 5 of 8 Pages

Item 10  Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                               Page 6 of 8 Pages

                                   SIGNATURE
                                   ---------


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                BankAmerica Corporation



Dated:  February 11, 1994                       By  /s/ CHERYL A. SOROKIN
                                                   ----------------------------
                                                   Cheryl A. Sorokin
                                                   Executive Vice President and
                                                   Secretary

                               Page 7 of 8 Pages

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          First Small Business Investment
                                          Company of California

Dated:  February 11, 1994                 By  /s/  HOWARD PETERSON
                                            ------------------------------
                                            Howard Peterson
                                            Vice President

                               Page 8 of 8 Pages

Board of Directors                            November 1, 1993
BankAmerica Corporation

                            BANKAMERICA CORPORATION
                   GENERAL OPERATING AND BORROWING RESOLUTION
                   ------------------------------------------


     The Board of Directors of BankAmerica Corporation ("BAC") authorizes and determines:

     1. Any two BAC officers listed below under the designation "Group 1" (the "Officers"):

                                    GROUP 1
                                    -------

         the Chairman of the Board
         the Chief Executive Officer
         the President
         any Vice Chairman of the Board
         any Vice Chairman
         the Chief Financial Officer
         the Treasurer
         the Financial Controller
         any Executive Vice President
         any Senior Vice President
         any Vice President
         the Secretary

or any one of such Officers in conjunction with any one of the BAC officers listed below under the designation "GROUP 2":

                                    GROUP 2
                                    -------

         any Assistant Treasurer
         any Assistant Secretary
         any Assistant Vice President

be, and hereby are, authorized to make, execute, deliver, amend and terminate, in the name and on behalf of BAC, any and all such contracts, instruments, documents and agreements, and to perform any and all such acts, in the name and on behalf of BAC, as are deemed by such Officers to be desirable in connection with any of the activities set forth below; provided, however, that the opening of any account described in subparagraph (a) of this paragraph 1 requires the signature of a Vice Chairman or above; and provided, further, that any contract, instrument, document or agreement for any borrowing described in subparagraph
(b) of this paragraph 1 requires the signature of the Treasurer or an Assistant Treasurer in addition to one other officer listed in GROUP 1 or 2 above, as the case may be; and provided, further, that notes representing commercial paper need be signed only by the Treasurer or an

Assistant Treasurer. The execution of any contract, instrument, document or agreement by one or more Officers thereunto duly authorized by the foregoing shall be conclusive evidence, between any party to whom it is delivered and BAC, of the determination and approval by BAC of the matters described therein and of the transaction undertaken thereby, unless such party has previously received written notice of the revocation of this resolution.

(a)  Establishment and use of accounts
     ---------------------------------

     where any Officer deems it desirable for the operations of BAC, to establish and maintain with Bank of America National Trust and Savings Association and any other banks, checking, time deposit, and other bank accounts, upon such terms and conditions as may be agreed upon with such banks; to execute, endorse or deliver on behalf of BAC, remittances, checks, drafts or other requests for withdrawal, transfer or deposit of funds from or to any of such bank accounts as shall be maintained in the name of BAC, and any bank maintaining any such account is hereby authorized and directed to honor remittances, checks, drafts or other requests for withdrawal, transfer or deposit of funds from or to any such account by or from such Officers;

(b)  Borrowing
     ---------

     to borrow, in each case for an original term not exceeding nine months, from banks and other lenders, including subsidiaries of BAC, from time to time, such sums of money as may be deemed desirable for BAC to conduct its general business affairs and to grant security interests in existing and future assets of BAC to assure repayment of such indebtedness; provided that no such borrowing shall be permitted if, by reason of such new borrowing and after giving effect thereto, the aggregate amount of all borrowings of BAC having at their inception a term of nine months or less, other than such borrowings from subsidiaries of BAC, but including borrowings through the issuance of commercial paper pursuant to subparagraph (c) of this paragraph 1, would exceed the sum of SIX BILLION DOLLARS ($6,000,000,000);

In computing compliance with the foregoing limitation:

     (i) Borrowings subject to such limitation which are expressed in foreign currencies shall be valued in U.S. dollars at least monthly, and the most recent valuation shall govern the determination whether any additional borrowing complies with such limitation;

    (ii) Obligations of BAC arising out of the issuance of travelers cheques, official checks and money orders, offered to the public as instruments of funds transmission and not bearing interest, are not subject to the foregoing limitation, nor shall they be included in computing compliance therewith; and

   (iii) Lines of credit or other commitments to lend obtained by BAC shall not be deemed borrowings except to the extent actually drawn upon or otherwise used;

If an express written determination is made by the person or persons thereunto duly authorized by paragraph 11 of the Resolution re Senior and Subordinated Debt adopted by this Board on November 1, 1993, or any resolution amending or superseding such resolution (the "Senior and Subordinated Debt Resolution"), that any proposed borrowings of BAC having at their inception a term of one month or more but not more than nine months are to be carried out in accordance with and subject to the requirements of the Senior and Subordinated Debt Resolution (whether or not the indebtedness represented by any such borrowings is of a kind generally covered by this subparagraph), BAC's aggregate liability for the amount of all such borrowings shall not be counted against the foregoing limitation. In the absence of any such express written determination, BAC's aggregate liability for the amount of all such borrowings shall be counted against the foregoing limitation;

(c)  Commercial paper
     ----------------

     subject to the limitation in subparagraph (b) of this paragraph 1, to issue and sell commercial paper in amounts deemed desirable by any Officer, in compliance with all applicable laws and regulations of governmental agencies, such commercial paper to be issued in the form of unsecured negotiable promissory notes (or in the form of book entries containing all of the information necessary for the completion and delivery of such notes), each note or book entry to be in an amount of at least ONE HUNDRED THOUSAND DOLLARS ($l00,000), with maturities not to exceed nine months from the date of issue, and at such rate or rates of interest, at such time or times, upon such other terms and conditions as shall be determined, and under such agreement or agreements or pursuant to such arrangements deemed desirable, by any Officer, in view of BAC's financial requirements; and, without limiting the generality of the foregoing authorization, (l) to enter into agreements or arrangements with Bank of America NT&SA, BA Securities, Inc. or any other banks or entities providing for the issuing, safekeeping, completion, countersignature, and delivery of BAC's commercial paper, and (2) to enter into agreements or arrangements for backup lines of credit for commercial paper; provided that borrowings under any such committed lines of credit shall be subject to the limitation on borrowings set forth in subparagraph (b) of this paragraph 1, but the unused amounts of credit under such lines shall not be deemed a borrowing subject to such limitation;

(d)  Travelers cheques, official checks and money orders
     ---------------------------------------------------

     in addition to and independent of the borrowing authorized in subparagraph
     (b) of this paragraph 1 and commercial paper issuance authorized in subparagraph (c) of this paragraph 1, to issue travelers cheques, official checks and money orders, offered to the public as instruments of funds transmission and not bearing interest, subject to compliance with all applicable laws and regulations of governmental agencies and, without limiting the generality of the foregoing authorization, to enter into agreements or arrangements with BA Cheque Corporation and any other entities providing for the offering, delivery and servicing of BAC's travelers cheques, official checks and money orders;

(e)  Extending credit
     ----------------

     to extend credit to subsidiaries and, to the extent permitted to BAC under applicable laws, to affiliates of BAC in amounts and on terms deemed desirable by any Officer;

(f)  Powers of attorney
     ------------------

     to grant such powers of attorney, proxies, and other agency powers to such persons and on such terms as are deemed desirable by any Officer for carrying on the business and affairs of BAC, including, without limiting the generality of the foregoing authorization, all contracts and documents of any sort relating to: applications to and negotiations with any and all governmental entities and agencies in the United States and abroad for the purpose of obtaining the necessary permits or approvals for operations of BAC anywhere in the world; the commencement and prosecution or defense of proceedings on behalf of and against BAC before courts, administrative tribunals, boards of arbitrators, and similar entities, and the compromise or settlement of the same; the voting of voting securities and other voting interests which may be held in corporations and other entities by BAC; and applications for letters patent, trademarks, copyrights, service marks, and similar matters on behalf of BAC;

(g)  Service agreements
     ------------------

     to enter into service agreements, on terms deemed desirable by any Officer, with its direct or indirect subsidiaries, including Bank of America NT&SA, any other banks, persons, firms, corporations and other entities whereunder personnel and facilities will be made available by or to BAC;

(h)  Interests in real or personal property
     --------------------------------------

     to purchase, accept, lease, sell, transfer, grant, license, release and encumber interests, whether as security or otherwise, which BAC has or may by such means acquire in real or personal property, whether standing in the name of BAC as owner, as the holder of any security interest, or in any other capacity; and, without limiting the generality of the foregoing authorization, to take all actions and execute and deliver all documents, notices, designations, appointments, substitutions and instructions regarding such real or personal property, or relating thereto;

(i)  General power to contract
     -------------------------

     in addition to the authority in subparagraphs (a) through (h) of this paragraph 1, and whether or not of a kind generally covered therein, to enter into contracts of any kind or character, conveyances or leases of real or personal property, licensing agreements, contracts and agreements providing for services to be rendered by, to or for BAC, and to execute and deliver instruments, documents, agreements, contracts and other writings affecting in any way any real or personal property and interests therein and contract rights and obligations, now or hereafter owned by or standing in the name of BAC.

     2. Any one BAC officer listed above under either the designation GROUP 1 or GROUP 2, or any member of the Legal Department of Bank of America NT&SA holding the title of counsel or a title senior thereto be, and hereby is, authorized to sign registrations, reports, certificates, applications and other writings on behalf of BAC for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as are deemed desirable by such officer or attorney in connection with BAC's activities or affairs.

     3. This resolution revokes and supersedes the General Operating and Borrowing Resolution adopted by this Board on May 21, 1992.

 CERTIFICATE

     I, CHERYL SOROKIN, the Secretary of BankAmerica Corporation, a Delaware corporation, having its principal place of business in the City and County of San Francisco in the State of California, certify that the foregoing is a correct copy of a resolution adopted by the Board of Directors at a meeting held in accordance with the bylaws on November 1, 1993. This resolution is still in effect.


                                                  /s/ CHERYL SONOKIN
                                          --------------------------------------
                                                       Secretary
                                               BANKAMERICA CORPORATION


Dated:   January 19, 1994
       ------------------

First Small Business Investment Company of California
Board of Directors                                    October 22, 1992



                          GENERAL OPERATING RESOLUTION
                          ----------------------------


     1. This board authorizes any two of the following officers of this corporation, acting jointly:

                      the Chairman of the Board
                      the President
                      the Treasurer
                      any Vice President

to make, execute and deliver for and on behalf of this corporation, without limitation as to amount, all contracts, documents, instruments, and agreements of any kind or character, affecting any real or personal property, tangible or intangible, choate or inchoate, or any interest therein now or hereafter owned or thereby acquired by or standing in the name of this corporation, or obligating this corporation in any way, including but not limited to bills of sale, contracts of purchase or sale, contracts for services to be performed or received, mortgages, deeds of trust, deeds, licenses, leases, bonds, pledges, certificates, guaranties, security agreements or indentures, whether said property stands in the name of this corporation as owner, trustee, or otherwise.


       2. This board authorizes any one of the officers listed above, acting alone, or any two of the following officers of this corporation, acting jointly:

                      any Assistant Vice President
                      the Secretary

to make, execute and deliver for and on behalf of this corporation all of the aforementioned contracts, documents, instruments or agreements involving amounts exceeding $1,000, as reasonably determined by such officer or officers.


       3. This board authorizes any one of the officers listed in paragraph #1 or paragraph #2 of this resolution, acting alone, to make, execute and deliver for and on behalf of this corporation all of the aforementioned contracts, documents, instruments or agreements involving amounts not exceeding $1,000, as reasonably determined by such officer.

       4. This board authorizes any officer of this corporation, or any attorney in the Legal Department of Bank of America NT&SA with the title of counsel or a title senior thereto to sign registrations, reports, certificates, applications and other writings on behalf of this corporation for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as the officer or attorney deems appropriate.



                           C E R T I F I C A T I O N

       I, Janice D. Eastridge, an Assistant Secretary of First Small Business Investment Company of California, a California corporation having its principal place of business in the City of Costa Mesa in the State of California, certify that the foregoing is a correct copy of a resolution adopted by the board of directors of this corporation in accordance with the bylaws at a meeting held on October 22, 1992. This resolution is still in effect and has not been amended.


                                           /s/ JANICE D. EASTRIDGE
                           -----------------------------------------------------
                                  Janice D. Eastridge, Assistant Secretary
                           First Small Business Investment Company of California



Dated:  January 19, 1994

                                       2